Exhibit 99.3

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

PETAQUILLA PROVIDES UPDATE ON STRATEGIC REVIEW PROCESS

Vancouver, BC – November 1, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) today acknowledged the announcement by the British Columbia Securities Commission (“BCSC”) that all securities issued pursuant to Petaquilla’s shareholder rights plan (the “Rights Plan”) be cease traded at 1:30 p.m. (Pacific Time) on November 2, 2012, subject to an earlier waiver by Petaquilla of the application of the Rights Plan to Inmet Mining Corporation’s (“Inmet”) hostile offer for all of the outstanding common shares of the Company (the “Offer”).

Petaquilla’s board of directors has unanimously recommended that Petaquilla shareholders REJECT the Offer and NOT TENDER their common shares, and that any Petaquilla shareholders who have previously tendered their shares into the Offer WITHDRAW them immediately.

The Company continues to pursue its strategic review process, including discussions with interested parties regarding a potential transaction with the Company. While it is impossible to predict whether a successful value enhancing transaction will emerge from these discussions, due to the quality and strategic value of

Petaquilla’s assets, the board of directors continues to believe that Petaquilla and its assets are very attractive to other parties. The board of directors, as part of its strategic review process, also continues to assess execution of its business plan to develop its Iberian assets and spin out its infrastructure business in Panama to Petaquilla shareholders, which the board of directors believes offers significant value to its shareholders.

Shareholders should contact CST Phoenix Advisors, the information agent retained by Petaquilla, with any questions or requests for assistance by telephone at 1-800-332-6309 (North American Toll Free Number) or 1-201-806-2222 or by email at inquiries@phoenixadvisorscst.com. Further, Petaquilla shareholders are encouraged to regularly visit the Company’s website for current information at www.petaquilla.com.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Forward-Looking Statements - Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance

(often, but not always, using words or phrases such as “believes”, “expects”, “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “are projected to” be taken or achieved) are not statements of historical fact, but are forward-looking statements. Forward-looking statements relate to, among other things, alternative transactions or the terms and conditions of any alternative transaction. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company's control, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

CST Phoenix Advisors
North American Toll Free: 1-800-332-6309
Banks, brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

or

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.